SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                -------------

                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For January 9, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
              ---------                     ----------



 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                    1934.)


     Yes                            No          X
              ---------                     ----------



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                [LOGO OMITTED]
                                CNOOC Limited
                        [Translation of Company Name]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

  DISCLOSEABLE TRANSACTION RELATING TO ACQUISITION OF INTERESTS IN OFFSHORE
                         NIGERIAN OIL MINING LICENSE

                                      AND

                             RESUMPTION OF TRADING


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The Company is pleased to announce that on 8 January 2006, the Purchaser entered into the Sale and Purchase Agreement with the Seller under which it will acquire from the Seller certain contractual benefits, interests and obligations held by the Seller as contractor in respect of the PSC covering OML 130 offshore Nigeria. The aggregate cash consideration required to be paid by the Purchaser under the Sale and Purchase Agreement is approximately US$2.268 billion (approximately HK$17.69 billion), subject to adjustments as described below. The Company has agreed to guarantee the obligations of the Purchaser under the Sale and Purchase Agreement.

The Company is advised by Goldman Sachs (Asia) L.L.C. in relation to the Acquisition. The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing, among other things, further details relating to the Acquisition and the Sale and Purchase Agreement will be despatched to the Shareholders in due course.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended from 9:30 a.m. on 9 January 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the shares of the Company on the Stock Exchange from 9:30 a.m. on 10 January 2006.

Shareholders and potential investors should be aware that the implementation of the Acquisition is subject to the conditions to the Sale and Purchase Agreement being fulfilled (or waived, as applicable), and the Acquisition may or may not be completed. Shareholders and potential investors are reminded to exercise caution when dealing in the Company's securities.
--------------------------------------------------------------------------------

THE SALE AND PURCHASE AGREEMENT

Date

8 January 2006

Parties

Seller: South Atlantic Petroleum Limited, a privately held company established under the laws of the Federal Republic of Nigeria

Purchaser:    CNOOC Exploration & Production Limited, a company established under the laws of the Federal Republic of Nigeria and an indirect wholly-owned subsidiary of the Company

Summary

On 8 January 2006, the Purchaser entered into the Sale and Purchase Agreement with the Seller under which it will acquire from the Seller certain contractual benefits, interests and obligations held by the Seller as contractor in respect of the PSC covering OML 130 offshore Nigeria - please refer to the paragraph headed "Background to and Reasons for the Acquisition" below for further details. Upon completion, the sale and purchase will be deemed for all purposes to be made with effect from the Effective Date, being 1 July 2005. The Effective Date was part of the auction structure set by the Seller, as 1 July 2005 was the date at which the most recent technical and financial information was available prior to the launch of the auction process.

Under the Deed of Guarantee entered into between the Company and the Seller, the Company has agreed to guarantee all of the Purchaser's obligations under the Sale and Purchase Agreement.

Consideration

The aggregate cash consideration required to be paid by the Purchaser under the Sale and Purchase Agreement is US$2.268 billion (approximately HK$17.69 billion), subject to adjustments as described below. The cash consideration comprises a payment of US$1.75 billion (approximately HK$13.65 billion) to the Seller and a payment of US$518 million (approximately HK$4,040 million) to TUPNI and Brasoil on behalf of the Seller, being repayment of advances made by TUPNI and Brasoil on behalf of the Seller. The consideration will be funded from the internal resources of the Company. The acquisition cost will be capitalised and the PSC interest will be accounted for as a tangible asset in the accounts of the Purchaser in accordance with the Group's published accounting policies.

The consideration above will be adjusted by (i) an adjustment calculated with reference to LIBOR plus a margin varying between 0% and approximately 3% and
(ii) additional advances made on behalf of the Seller under the PSC Operating Agreement, in each case for the period between the Effective Date and the date of completion.

The consideration was determined after arms' length negotiations between the parties following an auction process, taking account of the results of the Company's legal, financial and technical due diligence and by reference to factors including the characteristics of the basin, its production prospects and other relevant benchmarks. No independent valuation report has been prepared for OML 130.


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


Conditions

The Agreement is conditional on, amongst other things:

(a) the receipt of the unconditional written consent of NNPC under the PSC to the assignment to the Purchaser of the Seller's ninety per cent (90%) interest as a contractor under the PSC; and

(b) the receipt of the consent of the Government of the PRC to the acquisition of the Transferred Interest by the Purchaser pursuant to the Sale and Purchase Agreement.

If the conditions precedent are not satisfied within six months of the date of the Sale and Purchase Agreement (or such later date as the Purchaser and the Seller shall agree in writing), either the Seller or the Purchaser may terminate the Sale and Purchase Agreement.

Deposit and Escrow arrangement

A deposit of US$235 million (approximately HK$1,833 million) is payable by the Purchaser to a mutually agreed escrow agent, Meespierson, on the business day following signing of the Sale and Purchase Agreement. Subject to Completion of the Sale and Purchase Agreement, this deposit will be released to the Seller and the remainder of the adjusted purchase price will be paid by the Purchaser.

Completion

Completion is expected to occur as soon as reasonably practicable and in any event no later than ten business days after the date on which the Seller shall have given notice of satisfaction of all of the conditions precedent, which is expected to occur during the first half of 2006.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

Background to OML 130

OML 130 covers an area of approximately 500 square miles offshore Nigeria and is a deepwater block with water depths ranging around 1,100 m to 1,800 m. OML 130 contains the Akpo field, which was discovered in 2000 and is currently under development. Besides Akpo, OML 130 contains three other significant discoveries: Egina, Egina South and Preowei. The OML 130 area also contains a range of further exploration prospects.

Akpo's P50 liquid recoverable volumes
have been estimated by TUPNI, the operator of OML 130, to be approximately 600MMB, with potential for additional P50 recoverable oil in excess of 500 MMB for the whole OML130 area. According to the estimates prepared by TUPNI, first production (meaning commencement of production of oil available for sale) from the Akpo field in OML 130 is currently expected in the second half of 2008.

OML 130 is covered by the PSC and the PSA, each of which relates to a 50% interest in OML 130. The PSC is between NNPC, the Seller and TUPNI. The Seller is the sole contractor and holds benefits, interests and obligations under the PSC. Under the Sale and Purchase Agreement, the Purchaser has agreed to acquire 90% of all of the Seller's said benefits, interests and obligations as contractor under the PSC. Therefore, after completion of the Acquisition, the Company will effectively own a 45% economic interest in the whole of OML 130. OML 130 is operated by TUPNI. The Purchaser will not acquire any interests in the PSA under the Sale and Purchase Agreement. Under the PSC and PSA, 50% of the production attributable to OML 130 and 50% of


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


all costs of joint operation in respect of OML 130 are allocated to each of the PSC and PSA respectively.

The Company made the Acquisition to gain access to a field of significant size and considerable upside potential, located in one of the world's most prolific oil and gas basins. In particular, the Acquisition perfectly fits the Company's strategy to pursue long term growth while diversifying geographically its reserves.

Rights and obligations of the Purchaser under the PSC and ancillary agreements

Upon completion of the Acquisition, the Purchaser will become a party to the PSC, the PSC Operating Agreement and the Production Co-Ordination Agreement. The Seller's benefits, interests and obligations in respect of the Transferred Interest will be assigned to the Purchaser under a separate assignment to be signed upon completion of the Sale and Purchase Agreement. In addition, the Seller's benefits, interests and obligations in respect of the PSC Operating Agreement and the Production Co-ordination Agreement relating to the Transferred Interest will be novated to the Purchaser under separate novation agreements to be signed upon completion of the Sale and Purchase Agreement.

Currently, under the PSC, the "contractor" is granted a 100% contractual participating interest under the PSC. The contractor, in this case the Seller, is currently required to fund 100% of operations costs in respect of the PSC, and is entitled to share in the hydrocarbon production under OML 130. TUPNI, the operator under the PSC, has been appointed by the contractor to manage all exploration and production work under a production sharing contract. TUPNI is not entitled to share in hydrocarbon production by virtue of its appointment as operator under the PSC.

The PSC

The Seller and the Purchaser as the contractors under the PSC will have the right to lift and freely export crude oil produced from OML 130. Under the PSC, the Purchaser as contractor effectively bears 45% of all costs and expenses of joint operations in respect of OML 130 and can recover these costs against revenues from the sale of petroleum produced. After recovery of costs and payment of all applicable taxes, the contractors will be entitled to a share of profit oil produced from OML 130 under the PSC as follows:

(i) oil in the production range of 0-350MMB, the contractor will accrue 70.0% of such oil;

(ii) oil in the production range of 351-750MMB, the contractor will accrue 65.0% of such oil;

(iii) oil in the production range of 751-1000MMB, the contractor will accrue 52.5% of such oil;

(iv) oil in the production range of 1001-1500MMB, the contractor will accrue 45.0% of such oil; and

(v) oil in the production range of 1501-2000MMB, the contractor will accrue 35.0% of such oil.

The contractors' share will be negotiable for oil in the production range above 2000MMB. The above percentages are comparable to other deep water offshore production sharing contract terms in Nigeria.

As noted above, the PSC entitlement to hydrocarbons is 50% of production under OML 130 and the Transferred Interest being acquired by the Purchaser represents 90% of the total contractors' interest under the PSC.

The term of the PSC is 20 years from the date of the PSC, subject to renewal and customary termination provisions. In accordance with Petroleum Act, Cap P10 of the Federation of Nigeria


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


2004, under the PSC, 50% of the area covered by OML 130 shall be relinquished 10 years after the grant of OML 130. The precise area to be relinquished is subject to agreement between NNPC, the contractor and the Nigerian Department of Petroleum Resources (the regulator of the Nigerian oil and gas industry).

The contractor under the PSC is also responsible for all operational matters relating to the PSC share of OML 130, although such responsibility is currently sub-contracted to TUPNI under the PSC Operating Agreement. TUPNI is the operator across all of OML 130.

PSC Operating Agreement

At completion, the Purchaser will acquire rights and obligations under the PSC Operating Agreement. The PSC Operating Agreement appoints and contains rights to remove TUPNI as operator in respect of the PSC. The PSC Operating Agreement is coterminous with the PSC.

The PSC Operating Agreement also gives the Purchaser representation (with the right to appoint one out of two representatives) on the PSC operating committee, which is responsible for approving all aspects of the joint operations under the PSC. All important decisions of the PSC operating committee must be made by unanimous vote.

Production Co-Ordination Agreement

At completion, the Purchaser will also acquire rights and obligations under a Production Co-ordination Agreement. The Production Co-ordination Agreement regulates the various decisions of the operating committees under the PSC and the PSA relating to joint operations for OML130.

The Purchaser will participate in a co-ordination committee established under the Production Co-ordination Agreement (with the right to appoint one out of four representatives). The co-ordination committee includes all parties under the PSC and the PSA as members. All decisions of the co-ordination committee are required to be unanimous.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

The principal business activity of the Seller is the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

To the best of the knowledge, information and belief of the Company, and having made all reasonable enquiries, the Seller and its ultimate beneficial owner, as well as NNPC, TUPNI, Brasoil and Meespierson, are Independent Third Parties.

The Company is advised by Goldman Sachs (Asia) L.L.C. in relation to the Acquisition. The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing, among other things, further details relating to the Acquisition and the Sale and Purchase Agreement will be despatched to the Shareholders in due course.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended from 9:30 a.m. on 9 January 2006, pending the issue of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the shares of the Company on the Stock Exchange from 9:30 a.m. on 10 January 2006.

Shareholders and potential investors should be aware that the implementation of the Acquisition is subject to the conditions to the Sale and Purchase Agreement being fulfilled (or waived, as applicable), and the Acquisition may or may not be completed. Shareholders and potential investors are reminded to exercise caution when dealing in the Company's securities.

DEFINITIONS


"Acquisition"                      the proposed acquisition of the Transferred Interest pursuant to the Sale and Purchase Agreement

"Brasoil"                          Brasoil Oil Services Company Nigeria Limited, a company established under the laws of the Federal
                                   Republic of Nigeria, its successors and permitted assigns, a subsidiary of Petroleo Brasileiro
                                   S.A. (a petroleum company based in Brasil)

"Company"                          CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange and whose American Depository Shares are listed on the
                                   New York Stock Exchange

"Deed of Guarantee"                a parent company guarantee dated 8 January 2006 given by the Company as guarantor for the benefit of the Seller, where the Company guarantees the performance of all the obligations of the
                                   Purchaser under the Sale and Purchase Agreement

"Directors"                        the directors of the Company

"Effective Date"                   00.01 hours, Lagos Nigeria time (07.01 hours, Hong Kong time), 1 July 2005

"Group"                            the Company and its subsidiaries

"HOA"                              the Heads of Agreement entered into between NNPC, TUPNI, Brasoil and the Seller dated 25 April
                                   2005 relating to NNPC's entry into OML 130

"Hydrocarbons"                     includes crude oil but also other related substances

"Independent Third Party"          an independent third party not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined under the Listing Rules

"LIBOR"                            the display rate per annum of the offered quotation for deposits in US Dollars for a period of one month which appears on Telerate Page 3750 (or such other page as the Parties may agree) at or about 11.00 am London time on the business day immediately prior to 1 January 2006 and thereafter on the first day of each month in the period until completion of the Sale and Purchase Agreement, or, if such day is not a business day in London, on the last business day in London prior to such day

"Listing Rules"                    The Rules Governing the Listing of Securities on the Stock Exchange

"Meespierson"                      Meespierson Intertrust (Singapore) Ltd., a company incorporated


                                                                             6


                                   in Singapore and wholly-owned by Fortis Bank S.A./N.V.

"MMB"                              millions of barrels of hydrocarbons

"Nigeria"                          the Federal Republic of Nigeria

"NNPC"                             the Nigerian National Petroleum Corporation, a company established under the laws of the Federal
                                   Republic of Nigeria

"OML 130"                          the oil mining lease granted by the Nigerian Minister of Petroleum Resources to NNPC, TUPNI,
                                   Brasoil and the Seller by a letter dated 24 February 2005 in respect of the area covered by the
                                   OML 130

"P50"                              recoverable volumes are categorized as P50 when a 50% probability exists that recovered volumes will be equal or higher than the original estimates. The concept of P50 recoverable volumes estimates is different to the concept of "probable" (P2) reserves estimates. More generally, the concept of recoverable volumes differs from the concept of reserves as the calculation of reserves requires an economic analysis associated with it. Such analysis is not performed in the estimation of recoverable volumes. The Company does not currently have P50 estimates for recoverable volumes in respect of its own oil and gas properties, as such estimates are not consistent with disclosure requirements of the US Securities and Exchange Commission applicable to the Company, and discloses exclusively "proven" (P1) reserves.

"PRC"                              The People's Republic of China

"Production Co-ordination
Agreement"                         the agreement dated 26 April 2005 entered into between the Seller, TUPNI and Brasoil to co-ordinate decisions relating to operations in the area covered by OML 130

"PSA"                              the production sharing agreement between TUPNI, the Seller and Brasoil dated 26 April 2005 governing the funding and operations related to the 50% combined interest of TUPNI, Brasoil and the Seller in OML 130

"PSC"                              the Production Sharing Contract dated 25 April 2005 and entered into by NNPC of the one part and the Seller of the other part as Contractor and TUPNI as operator relating to NNPC's fifty per cent (50%) interest in OML 130 offshore Nigeria and the rights and obligations of the Contractor and TUPNI in respect of the funding and the conduct of petroleum operations on behalf of NNPC

"PSC Operating Agreement"          the operating agreement dated 25 April 2005, and entered into between the Seller and TUPNI relating to the conduct of operations under the PSC

"Purchaser"                        CNOOC Exploration & Production Limited, a company established under the laws of the Federal
                                   Republic of Nigeria and


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


                                   an indirect wholly-owned subsidiary of the Company

"Sale and Purchase Agreement"      the Sale And Purchase Agreement dated 8 January 2006 relating to the sale of 90% contractor interest under the PSC

"Seller"                           South Atlantic Petroleum Limited, a private company established under the laws of the Federal
                                   Republic of Nigeria

"Stock Exchange"                   The Stock Exchange of Hong Kong Limited

"Transferred Interest"             all of the rights, benefits, interests and obligations attaching to and forming part of (1) the ninety per cent (90%) interest of the Seller's interest as a Contractor in and under the PSC, (2)
                                   the Seller's ninety per cent (90%) participating interest in and under the PSC Operating
                                   Agreement, (3) all of the corresponding rights, interests and obligations under the Production
                                   Co-ordination Agreement, and (4) all of the corresponding rights, benefits and interests under the HOA

"TUPNI"                            Total Upstream Nigeria Limited, a company established under the laws of the Federal Republic of
                                   Nigeria, its successors and permitted assigns, a subsidiary of TOTAL S.A. (a petroleum company based in France)

"US Dollar" or "US$"               the lawful currency of the United States of America

In this announcement, an exchange of rate of HK$1 to US$7.8 has been used.

As at the date of this announcement, the Board comprises the following:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Zhou Shouwei
Cao Xinghe
Wu Zhenfang
Wu Guangqi
Yang Hua

Independent non-executive Directors
Sung Hong Chiu
Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius
Lawrence J. Lau

                                                          By Order of the Board
                                                              CNOOC Limited
                                                                Cao Yunshi
                                                            Company Secretary

Hong Kong, 9 January 2006


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


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                  Name:  Cao Yunshi
                                                  Title: Company Secretary


Dated: January 9, 2006